UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_________________

FORM 6-K


REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13A-16 AND L5D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

(DECEMBER 23, 2003)

DIVERSINET CORP.
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(Name of Registrant)
2225 Sheppard Avenue East, Suite 1801, Toronto, Ontario M2J 5C2
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(Address of principal executive offices)

1.	Press Release - Change in Year End to December 31st.

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F
Form 20-F	     X	 		Form 40-F

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

YES 			NO	     X

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized

DIVERSINET CORP.
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(REGISTRANT)

DATE: DECEMBER 23, 2003	BY:    /s/ DAVID HACKETT
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DAVID HACKETT, CHIEF FINANCIAL OFFICER


OTCBB: DVNTF

# of shares issued and outstanding
11,042,944

FOR IMMEDIATE RELEASE:

DIVERSINET CORP. ANNOUNCES FISCAL YEAR END CHANGE
TO DECEMBER 31

TORONTO, December 22, 2003 - Diversinet Corp. (OTCBB: DVNTF), a leading provider of secured wireless and identity management, today announced that the Company is changing its fiscal year from October 31st to December 31st. The Company's Board of Directors has approved the change in year end, subject to shareholder approval at the next meeting of shareholders. The transition from the old financial year end (October 31, 2002) to the new financial year end (December 31, 2003) will be effective for the annual financial statements as of this December 31st.

The Company reported on the following interim periods in 2003: three months ended January 31 2003 and 2002, six months ended April 30, 2003 and 2002, nine months ended July 31, 2003 and 2002. The Company will report its results of operations for the 12 month and 14 month period ending October 31, 2003 and December 31, 2003 and for the twelve months ending October 31, 2002. The Company will report on the following periods in 2004: three months ending March 31, 2004 and 2003, six months ending June 30, 2004 and 2003, nine months ending September 30, 2004 and 2003, and the year ending December 31, 2004 and 2003.

The change is intended to bring the Company's planning and reporting activities more in line with the company's business operations and to be in line with the majority of other technology company reporting periods.

About Diversinet Corp.
Diversinet is a leading provider of secured mobile solutions to the enterprise, financial services, and gaming and wagering marketplaces. With demonstrated expertise in wireless and security, Diversinet delivers secure, reliable and scalable mobile solutions through security products and professional services such as application development and integration, consulting, training and technical support. Diversinet enables customers and their employees to securely access applications and critical corporate information from anywhere, at anytime and via any mobile device.

Diversinet is headquartered in Toronto, Canada, with offices in Boston, MA; Fremont, California; and Hong Kong, SAR. For more information visit www.diversinet.com.

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The Private Securities Litigation Reform Act of 1995 provides a
"safe harbor" for forward-looking statements. Certain information included in this press release (as well as information included in oral statements or other written statements made or to be made by the company) contains statements that are forward-looking, such as statements relating to anticipated future revenues of the company and success of current product offerings. Such forward-looking information involves important risks and uncertainties that could significantly affect anticipated results in the future and, accordingly, such results may differ materially from those expressed in any forward-looking statements made by or on behalf of the company. For a description of additional risks and uncertainties, please refer to the company's filings with the Securities and Exchange Commission.

For more information:
Diversinet Corp.
David Hackett
Tel: (416) 756-2324, ext. 275
Web: www.diversinet.com